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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                               AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                           --------------------------

                         NEWPORT NEWS SHIPBUILDING INC.
                            (Name of Subject Company)

                         NEWPORT NEWS SHIPBUILDING INC.
                      (Name of Persons Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                  (Including Associated Series A Participating
                   Cumulative Preferred Stock Purchase Rights)
                           (Title of Class of Securities)

                                    652228107
                        (Cusip Number of Class of Securities)

                           --------------------------

                            Stephen B. Clarkson, Esq.
                         Newport News Shipbuilding Inc.
                             4101 Washington Avenue
                             Newport News, VA 23607
                                 (757) 380-2000

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                         the Persons Filing Statement)

                           --------------------------

                                 With copies to:
                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000


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[ ]    Check the box if the filing relates solely to preliminary
       communications made before the commencement of a tender offer.



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          Newport News Shipbuilding Inc., a Delaware corporation (the
"Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission on May 4, 2001 and amended on May 9, 2001
(the "Schedule 14D-9"), with respect to the offer by Grail Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation ("General Dynamics"), to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 8.   ADDITIONAL INFORMATION

          Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          On May 10 and May 11, 2001, General Dynamics and the Company, respectively, filed notification with the U.S. Department of Justice and the Federal Trade Commission of the Offer and the Merger, as required by the Premerger Notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). The waiting period under the HSR Act will expire at 11:59 p.m. on May 25, 2001, unless extended by a request for additional information.

         The following complaints have been filed in the Court of Chancery of the State of Delaware, in and for New Castle County, against the Company and members of the Company Board:

Date Filed          Case Name and Civil Action No.

May 9, 2001         Patricia Heinmuller, Trustee v. the Company and Members
                    of the Company Board, C.A. No. 18871 (the "Heinmuller
                    Complaint")

May 10, 2001        Ellis Investments, Ltd. v. Members of the Company Board
                    and the Company, C.A No. 18873 (the "Ellis Investments
                    Complaint")

May 10, 2001        David Bovie v. Members of the Company Board and the
                    Company, C.A. No. 18874 (the "Bovie Complaint")

May 11, 2001        Efrem Weitschner v. Members of the Company Board and the
                    Company, C.A. No. 18875 (the "Weitschner Complaint")

Each of the four complaints purports to be filed by a stockholder of the Company and includes a request for a declaration that the action be maintained as a class action. Each seeks, among other things, injuctive relief, unspecified damages and fees of attorneys and experts. A copy of each of the complaints is filed as an exhibit to the Schedule 14D-9. The following description of the complaints does not purport to be complete and is qualified in its entirety by the provisions of the complaints.


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          The Heinmuller Complaint alleges, among other things, that the Offer and the Merger are wrongful, unfair and harmful to the Company's stockholders in that they constitute a sale of the Company without an appropriate process to obtain the best price reasonably available to stockholders of the Company, that the defendants have provided substantial benefits to the Company's management under the Merger Agreement and have agreed to provisions that will impede the sale of the Company for the maximum consideration and that the defendants have breached their fiduciary duties to the stockholders of the Company. Included in the relief sought by the Heinmuller Complaint is a request to enjoin the implementation of the Offer and Merger without an adequate process to obtain the best price available on the sale of the Company.

          The Ellis Investments Complaint, the Bovie Complaint and the Weitschner Complaint are similar. Each alleges, among other things, that the defendants failed to solicit competing bids for the Company and have refused to take steps to ensure that the stockholders of the Company will receive maximum value for their Shares. Included in the relief sought by the complaints is a request for an order that the individual defendants carry out their fiduciary duties to the stockholders of the Company.

          The Company believes that these complaints are without merit and intends to vigorously contest each lawsuit.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

          Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:


(a)(5)(D) Complaint filed by Patricia Heinmuller in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to Amendment No. 2 to the Schedule TO and incorporated herein by reference)

(a)(5)(E) Complaint filed by Ellis Investments, Ltd. in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to Amendment No. 2 to the Schedule TO and incorporated herein by reference)

(a)(5)(F) Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit (a)(5)(ix) to Amendment No. 2 to the Schedule TO and incorporated herein by reference)

(a)(5)(G) Complaint filed by Efrem Weitschner, in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to Amendment No. 2 to the Schedule TO and incorporated herein by reference)


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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NEWPORT NEWS SHIPBUILDING INC.


                                    By:     /s/  STEPHEN B. CLARKSON
                                            ------------------------
                                            Name:  Stephen B. Clarkson
                                            Title: Vice President, General
                                                   Counsel and Secretary


Dated: May 14, 2001


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                               INDEX TO EXHIBITS


Exhibit No.         Description
----------          -----------

*(a)(1)(A)          Offer to Purchase dated May 4, 2001 (filed as Exhibit
                    (a)(1)(i) to the Schedule TO of General Dynamics
                    Corporation and Grail Acquisition Corporation filed with the Securities and Exchange Commission on May 4, 2001 (the
                    "Schedule TO"), and incorporated herein by reference).

*(a)(1)(B)          Form of Letter of Transmittal (filed as Exhibit (a)(1)(ii)
                    to the Schedule TO and incorporated herein by reference.)

*(a)(1)(C)          Form of Notice of Guaranteed Delivery (filed as Exhibit
                    (a)(1)(i) to the Schedule TO and incorporated herein by reference).

*(a)(1)(D)          Form of Letter to Brokers, Dealers, Commercial Banks,
                    Trust Companies and other Nominees (filed as Exhibit
                    (a)(5)(i) to the Schedule TO and incorporated herein by reference).

*(a)(1)(E)          Form of Letter to Clients for Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and other Nominees
                    (filed as Exhibit (a)(5)(ii) to the Schedule TO and incorporated herein by reference).

*(a)(1)(F)          Guidelines for Certification of Taxpayer Identification
                    Number on Substitute From W-9 (filed as Exhibit (a)(5)(iii) to the Schedule TO and incorporated herein by reference).

*(a)(1)(G)          Summary Advertisement published on May 4, 2001 (filed as
                    Exhibit (a)(5)(v) to the Schedule TO and incorporated herein by reference).

*(a)(2)             Letter to stockholders from William P. Fricks dated
                    May 4, 2001.

(a)(3)              Not Applicable.

(a)(4)              Not Applicable.

*(a)(5)(A)          Opinion of Credit Suisse First Boston Corporation dated
                    April 24, 2001 (Included as Annex B hereto).

*(a)(5)(B)          Information Statement pursuant to Section 14(f) of the
                    Securities Exchange Act (Included as Annex A hereto).

*(a)(5)(C)          Text of press release issued by the Company, dated May 9,
                    2001, and letter from Northrop Grumman to the Company, dated May 8, 2001.


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(a)(5)(D)           Complaint filed by Patricia Heinmuller in the Court of
                    Chancery of the State of Delaware, in and for New Castle County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to Amendment No. 2 to the Schedule TO and incorporated herein by reference)

(a)(5)(E) Complaint filed by Ellis Investments, Ltd. in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to Amendment No. 2 to the Schedule TO and incorporated herein by reference)

(a)(5)(F) Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit (a)(5)(ix) to Amendment
                    No. 2 to the Schedule TO and incorporated herein by reference)

(a)(5)(G) Complaint filed by Efrem Weitschner, in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to Amendment No. 2 to the Schedule TO and incorporated herein by reference)

*(e)(1) Agreement and Plan of Merger, dated April 24, 2001, among General Dynamics, the Purchaser and the Company (filed as
                    Exhibit 2.1 to the Company's Current Report on Form 8-K dated April 25, 2001, and incorporated herein by reference).

*(e)(2) Confidentiality Agreement, dated March 26, 2001, between General Dynamics and the Company (filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference).

*(e)(3) Amendment No. 1, dated as of April 24, 2001, to the Rights Agreement dated as of June 10, 1998, between the Company and First Chicago Trust Company of New York (now EquiServe Trust Company, N.A.) (filed as Exhibit 2 to the Company's Form 8-A/A dated April 25, 2001, and incorporated herein by reference).

(g)                 Not Applicable.


*Previously filed.